Tidal Trust II

234 West Florida Street, Suite 203

Milwaukee, Wisconsin 53204

December 22, 2025

VIA EDGAR TRANSMISSION

Ms. Soo Im-Tang

Division of Investment Management, Disclosure Review Office

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Tidal Trust II (the “Trust”) Post-Effective Amendment No. 441 to the Trust’s Registration Statement on Form N-1A (the “Amendment”); File Nos. 811-23793; 333-264478

Dear Ms. Im-Tang:

This correspondence responds to comments the Trust received from the staff of the U.S. Securities and Exchange Commission (the “Staff” or “Commission”) on December 18, 2025, with respect to Defiance Daily Target 2X Short APLD ETF, Defiance Daily Target 2X Short ARM ETF, Defiance Daily Target 2X Short BE ETF, Defiance Daily Target 2X Short BITF ETF, Defiance Daily Target 2X Short CLSK ETF, Defiance Daily Target 2X Short CRWV ETF, Defiance Daily Target 2X Short IREN ETF, Defiance Daily Target 2X Short JOBY ETF, Defiance Daily Target 2X Short NBIS ETF, Defiance Daily Target 2X Short NVTS ETF, Defiance Daily Target 2X Short OPEN ETF, Defiance Daily Target 2X Short ORCL ETF, Defiance Daily Target 2X Short SMR ETF, Defiance Daily Target 2X Short SNOW ETF, and Defiance Daily Target 2X Short UPST ETF (each, a “Fund,” and together, the ‘Funds”). For your convenience, the comments have been reproduced with responses following each comment. Capitalized terms not otherwise defined have the same meaning as in the Amendment.

1.	To the extent applicable, please confirm that the investment strategy and other Registration Statement disclosures for each Fund are substantially similar to those of the prior series in the Trust with the same naming convention (i.e., Defiance Daily Target 2X Short [name of underlying security] ETF) (the “Defiance Daily Target 2X Short Funds”); and (2) confirm that all relevant prior Staff comments given regarding the Defiance Daily Target 2X Short Funds have been incorporated into the Registration Statement.

Response: The Trust confirms that (1) each Fund’s investment strategy and registration statement disclosures are substantially similar to the prior Defiance Daily Target 2X Short Funds; and (2) all relevant prior Staff comments given regarding the Defiance Daily Target 2X Short Funds have been incorporated into the Registration Statement.

2.	Please confirm that the line items, footnotes and related disclosures in the completed table of Annual Fund Operating Expenses in the final Registration Statement, as filed, will not differ materially from those included in the initial Registration Statement filed on October 9, 2025.

Response: The Trust confirms that the line items, footnotes and related disclosures in the completed table of Annual Fund Operating Expenses in the final Registration Statement will be substantially identical to those reflected in the initial Registration statement, other than with respect to the addition of actual or estimated expense amounts, as applicable, to line items of the table in the Funds’ final registration statement.

3.	The Staff notes that items of expense in the table of Annual Fund Operating Expenses in the Initial Registration Statement were blank, but the Expense Example included expenses for 1 and 3 year periods. Please provide accurate Expenses Examples in the final Registration Statement.

Response: The Trust confirms that accurate Expense Examples will be included in the Funds’ final registration statement.

4.	For the Defiance Daily Target 2X Short APLD ETF, please include an IT Services industry risk factor as APLD is assigned to the IT Services industry.

Response: The Trust respectfully declines to include the requested risk disclosure because it is not applicable to the Fund. While IT Services Industry Risk is relevant to a leveraged long strategy, it does not accurately describe the risks of the Fund’s inverse (short) strategy. Put simply, adverse developments in the IT Services industry would generally be expected to benefit the Fund; including this disclosure could therefore be confusing to investors and could be viewed as promotional rather than risk-focused.

5.	Throughout the Prospectus, please include risk factors specific to the industry that each Fund is assigned to in the disclosure of risks for each Fund.

Response: The Trust respectfully declines to include the requested industry risk disclosure because, as drafted for a leveraged long strategy, they are not applicable to the Funds. Each Fund seeks inverse (short) exposure, and the principal risk associated with industry-specific factors is the risk of strength in the relevant industry, not weakness. Put simply, adverse developments affecting the industry would generally be expected to benefit the Funds; accordingly, including a “long” industry risk discussion could confuse investors and may read as promotional rather than as a description of risks applicable to the Funds.

6.	Throughout the Prospectus, for each Fund, please include a risk factor addressing the risks associated with leverage.

Response: The Trust confirms that the Prospectus has been adjusted accordingly.

7.	In the non-diversification risk disclosure for each Fund in the Prospectus, please add the following sentence to the end of this risk factor disclosure: “This may increase the Fund’s volatility and cause the performance of a relatively smaller number of issuers to have a greater impact on the Fund’s performance.”

Response: The Trust confirms that the Prospectus has been adjusted accordingly.

8.	With respect to Defiance Daily Target 2X Short BITF ETF only (page 35), in its disclosure of risks, please include risks related to bitcoin, such as “bitcoin mining risk” “bitcoin supply risk”, “miner collusion risk” and bitcoin, blockchain and other digital assets risk.”

Response: The Trust respectfully declines to include the requested risk disclosures because, as drafted, they are not applicable to the Fund’s inverse (short) strategy. The identified risks describe circumstances that could adversely affect a fund seeking long exposure to bitcoin and related digital asset markets. By contrast, the Fund seeks inverse exposure, and adverse developments of the type described in these disclosures (e.g., disruptions to mining activity, changes affecting supply dynamics, miner coordination, or broader negative events affecting bitcoin, blockchain, or other digital assets) would generally be expected to benefit the Fund. Including risk language oriented to long exposure could therefore confuse investors and may read as promotional rather than as a description of risks applicable to the Fund.

9.	With respect to Defiance Daily Target 2X Short CLSK ETF only (page 45), the disclosure states that CLSK operates as a bitcoin mining company. Please include risks related to bitcoin mining companies in the Fund’s disclosure of risks.

Response: The Trust respectfully declines to include the requested risk disclosure because, as drafted, it is not applicable to the Fund’s inverse (short) strategy. The identified risk describes circumstances that could adversely affect a fund seeking long exposure to bitcoin mining. By contrast, the Fund seeks inverse exposure, and adverse developments of the type described in this disclosure (e.g., disruptions to mining activity) would generally be expected to benefit the Fund. Including risk language oriented to long exposure could therefore confuse investors and may read as promotional rather than as a description of risks applicable to the Fund.

If you have any questions or require further information, please contact Michael Pellegrino at (262) 318-8442 or mpellegrino@tidalfg.com.

Sincerely,

/s/ Michael Pellegrino

Michael Pellegrino

General Counsel

Tidal Investments LLC, on behalf of Tidal Trust II